

SECURIT 17016600

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SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67653

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PHX Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

17 Battery Place (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHX Financial, Inc. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public


KEVIN D REYNOLDS
Notary Public - State of New York
NO. 01RE6136091
Qualified In Kings County
My Commission Expires Oct 31, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [x] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PHX Financial, Inc. dba Phoenix Financial Services
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2016

PHX Financial, Inc. dba Phoenix Financial Services
Index to the Financial Statements
December 31, 2016

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10178
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
PHX Financial, Inc.

We have audited the accompanying statement of financial condition of PHX Financial, Inc. (the "Company"), as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PHX Financial, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



Abington, Pennsylvania
February 24, 2017

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	457,447
Receivable from clearing organization		290,255
Deposit with clearing organization		50,000
Other receivables		439,900
Prepaid expenses		42,104
Furniture and equipment, net		27,527
Deposits		7,387
Total Assets	$	1,314,620
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	197,248
Accrued expenses and other liabilities		134,307
Deferred tax liability		178,410
Total Liabilities		509,965
Commitments and Contingencies		
Stockholder's equity		
Common Stock, par value of $0.001; 10,000,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		627,009
Retained earnings		177,645
Total Stockholder's equity		804,655
Total Liabilities and Stockholder's Equity	$	1,314,620

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Operations
Year Ended December 31, 2016

Revenues		
Commissions	$	4,471,484
Corp Financing/Underwriting		3,799,604
Interest income		89,203
Other income		888,857
Total Revenues		9,249,148
Operating Expenses		
Compensation and benefits		6,957,791
Occupancy		375,786
Legal and professional fees		297,443
Clearance charges		376,471
Management fee		400,000
Communications		177,115
Travel and entertainment		93,454
Regulatory fees		50,396
Arbitration and settlement fees		272,050
Bad debt expense		284,203
Other operating expenses		90,824
Total Operating Expenses		9,375,533
Net Loss before income taxes		(126,385)
Income tax benefit		50,554
Net Loss	$	(75,831)

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2016

	Common Stock		Additional	Retained	
	Shares	Par	Paid-In Capital	Earnings	Total
Balance, January 1, 2016	100	$ 1	$ 628,134	$ 253,476	$ 881,611
Capital Contributions	-	-	-	-	-
Distributions			(1,125)		(1,125)
Net Loss for the Year Ended December 31, 2016	-	-	-	(75,831)	(75,831)
Balance, December 31, 2016	100	$ 1	$ 627,009	$ 177,645	$ 804,655

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows From Operating Activities		
Net Loss	$	(75,831)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		6,249
Deferred tax liabilities		(50,554)
(Increase) in Assets		
Receivable from clearing organization		(170,593)
Other receivables		134,937
Warrants receivable		382,668
Prepaid expenses		399
Increase in Liabilities		
Commissions payable		148,003
Accrued expenses and other liabilities		30,047
Warrants payable		(382,668)
Net Cash Provided by Operating Activities		22,657
Cash Flows Used in Investing Activity		
Purchase of fixed assets		(22,084)
Cash Flows Used by Financing Activities		
Distributions		(1,125)
Net Cash Used by Financing Activities		(1,125)
Net Decrease in Cash		(552)
Cash, Beginning of Year		457,999
Cash, End of Year	$	457,447

SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

PHX Financial, Inc. dba Phoenix Financial Services (the Company) is a Florida Corporation registered as a broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of Phoenix Financial Consolidated Holdings, LP (Parent).

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Income Taxes

The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to account for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.

Commissions and Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade-date basis.

NOTE 1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 2. CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. It has not experienced any losses on such amounts.

NOTE 3. RECEIVABLE FROM / DUE TO CLEARING AGENT

The Company clears all security transactions through its clearing agent, RBC Clearing Corporation. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

NOTE 4. OTHER RECEIVABLES

Included in other receivables are loans receivable and other amounts due from registered representatives. The loans receivable are amounts advanced to employees as incentives. The unsecured loans are non-interest bearing and generally have a three year term. The loans are forgiven once the employees have met their length of service obligations. If an employee fails to meet the requirement and is terminated, management evaluates the likelihood of collectability. Once management deems the receivable uncollectable, the balance is written off. As of December 31, 2016, there were no outstanding balances of the loans receivable.

Other amounts due from registered representatives are advances made on commissions and chargebacks for regulatory fees and other items. Amounts due from registered representatives as of December 31, 2016 was $724,104. Management has implemented an allowance against broker advances based on length of time outstanding and productivity of the registered representative. As of December 31, 2016, the allowance for broker advances was $284,204.

PHX Financial, Inc. dba Phoenix Financial Services
Notes to the Financial Statements
December 31, 2016

NOTE 5. INCOME TAXES

The Company accounts for income taxes under FASB ASC 740, "Income Taxes". Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax years 2013 to 2015 remain open to examination by the Internal Revenue Service, the State of New York, the City of New York and the State of Florida. The Company files its tax returns on the cash basis method of accounting. Under the cash basis method, revenues are recognized when received rather than earned, and costs are recognized when cash is disbursed rather than when the obligation is incurred. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2016 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ (1,832)
Total gross deferred tax assets	(1,832)
Deferred tax liabilities:	
Accrual to cash tax adjustments	(176,578)
Net deferred tax liabilities:	$ (178,410)

Income tax benefit (provision) for the year ended December 31, 2016 consisted of the following:

Deferred taxes expense	$ (50,554)
Income tax provision	$ (50,554)

NOTE 6. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2016 consisted of the following:

Furniture and equipment	48,212
Less: Accumulated depreciation	(20,685)
	$ 27,527

Based on their estimated useful life, furniture and equipment is calculated over 5 years and 3 years, respectively. Depreciation expense was $6,249 for the year ended December 31, 2016.

NOTE 7. OTHER INCOME

Included in other income is revenue from broker chargebacks. These are amounts received from the clearing broker for postage and other items. Amounts received from the clearing broker for the year ended December 31, 2016 was $313,667.

NOTE 8. STOCK BASED COMPENSATION

In compliance with financial reporting standards of FASB ASC 718- Stock Based Compensation, the Company used the application of Black-Scholes Merton Stock Option Pricing Model to determine stock warrants immediately assigned valued at $179,294 as of December 31, 2016. The Company's warrant revenue and compensation is based on the volatility factor in the Black-Scholes model of 80% based on average monthly volatility of selected peer companies. The risk-free rated interest rate used was approximately 1% based on U.S. Treasury zero-coupon bond yields of maturities corresponding to the estimated expected term.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $287,737 which was $265,633 in excess of its required net capital. The Company's net capital ratio was 1.15 to 1.

NOTE 10. RELATED PARTY TRANSACTIONS

The Company occupies office space on a month to month basis through leased premises of the Parent. Rent expense for the year ended December 31, 2016 was $289,395. In 2016, the Company entered into a Management fee agreement with the Parent for management services. Management fee expense for the year ended December 31, 2016 was $400,000.

NOTE 11. COMMITMENTS & CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

During 2015, the Company entered into a sublease agreement for office space in Hauppauge, New York which expires in January 2018. As a result of the sublease agreement, the Company placed a deposit of $7,387 with the landlord reflected with other assets on the balance sheet. Future rent payments required under the lease are $93,128. Rent expense for the year ended December 31, 2016 was $88,644.

NOTE 12. SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on February 24, 2017. Management has evaluated subsequent events through this date.

PHX Financial, Inc. dba Phoenix Financial Services
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2016

NET CAPITAL		
Total Members' Equity	$	804,655
Deductions and/or Charges:		
Non-Allowable Assets:		
Other receivables		439,900
Furniture and equipment, net		27,527
Deposits		7,387
Prepaid expenses		42,104
Total Non-Allowable Assets		516,918
Net Capital	$	287,737
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS AMOUNTING TO $22,104 OR $5,000 WHICHEVER IS GREATER	$	22,104
Excess Net Capital at 120%	$	254,582
AGGREGATE INDEBTEDNESS	$	331,554
Ratio of Aggregate Indebtedness to Net Capital		1.15 to 1

There are no material differences between the preceding Computation of Net Capital and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2016.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
PHX Financial, Inc.

We have reviewed management's statement, included in the accompanying Exemption Report in which (1) PHX Financial, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Abington, Pennsylvania
February 24, 2017

PHOENIX
FINANCIAL SERVICES

100 Wall Street 10th Floor, New York, New York 10005
Phoenix Financial Servies
Member FINRA/SIPC
t 212.776.4187 f 212.776.4198

Exemption Report

We as members of management of Phoenix Financial Services (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2016 to December 31, 2016 without exception.

Phoenix Financial Services

I, Kevin Chen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: 

Title: CEO

Date: February 24, 2017

Sincerely,

Kevin Chen

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

17 BATTERY PLACE 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENTS AND PAYMENTS (SIPC-7)

To the Board of Directors of
PHX Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying SIPC General Assessment Reconciliation to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016 which were agreed to by PHX Financial, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC General Assessment Reconciliation with respective cash disbursement journal entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in SIPC General Assessment Reconciliation for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in SIPC General Assessment Reconciliation with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on SIPC General Assessment Reconciliation and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the SIPC General Assessment Reconciliation on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Abington, Pennsylvania
February 24, 2017

PHX Financial, Inc. dba Phoenix Financial Services
Supplementary Information
SIPC General Assessment Reconciliation
As of December 31, 2016

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	9,249,148
General Assessment at .0025	$	22,094
Payment Remitted with Form SIPC-6		(9,813)
Amount Due with Form SIPC-7	$	12,281